

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 15, 2018

<u>VIA E-MAIL</u>

Thomas E. Bisset, Esq.
Eversheds Sutherland LLP
700 6<sup>th</sup> Street N.W.
Washington, DC 20001

Re:    MEMBERS Life Insurance Company
       Initial Registration Statement on Form S-1
       File No. 333-222172

Dear Mr. Bisset:

       The staff has reviewed the above-referenced registration statement filed on Form S-1 by
MEMBERS Life Insurance Company (the "Company") on December 20, 2017.  We have given
the registration statement a selective review.  Based on our review, we have the following
comments.[1]

**<u>General</u>**

1.  Please confirm that all missing information, including the financial statements and all
    exhibits, will be filed in a pre-effective amendment to the registration statement. We may
    have further comments when you supply the omitted information.

2.  Please clarify supplementally whether there are any types of guarantees or support
    agreements with third parties to support any Contract features or benefits, or whether the
    Company will be solely responsible for any benefits or features associated with the
    Contract.

3.  In the table captioned Calculation of Registration Fee on the facing sheet, please clarify
    that the title of securities to be registered is a single premium deferred *indexed* annuity
    contract.

---

[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

**Cover Page**

4. Please state that index-linked annuity contracts are complex insurance and investment vehicles, and that an investor should speak with a financial professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.

5. Please disclose that the prospectus describes all material rights and obligations of purchasers under the Contract, including all state variations.

6. In the second paragraph, please state that the Index Interest Rate Floors for the Secure Account and Growth Account are 0% and -10%, respectively. Please explain that the Floor places a limit on the negative performance of the Index, and therefore the amount that may be deducted from the Owner's investment in a Risk Control Account.

   Please also state that the Index Interest Rate Cap for either Risk Control Account will never be less than 1.0%. Please explain that the Cap places a limit on any positive performance of the Index, and therefore the amount that may be credited to the Owner's investment in a Risk Control Account.

7. In the fourth paragraph, please state that the maximum withdrawal charge is 9%.

8. Please ensure that the cross-reference in the fifth paragraph to the page number for the section describing the risks associated with the Contract is to the "Risk Factors" section of the prospectus.

**Glossary (pp. 1-3)**

9. In accordance with plain English principles, please avoid defining terms unnecessarily. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that the term Market Value Adjustment Index (Indices) is not used anywhere in the prospectus other than when describing the MVA Formula on page 20. Moreover, the term "Surrender Charge Period" is only used once in the prospectus, and is synonymous with the Initial Index Period. "Contract Issue Date" and "Issue Date" also appear to be synonymous. Please delete such terms from the Glossary or revise your disclosure in the prospectus, as appropriate.

10. In the Index Interest Rate Floor definition, please revise the statement that the Index Interest Rate Floors for the Secure Account and Growth Account are "currently" 0% and -10%, respectively, as these percentages are guaranteed for the life of the Contract.

**Highlights – How Your Contract Works (pp. 4-6)**

11. The disclosure in the first paragraph of the "Allocation Options" discussion states that for Contracts sold in the state of California, the Owner must annuitize or surrender the

Contract after the Initial Index Period ends.  Please disclose that a surrender of the Contract will be subject to income tax and may be subject to a 10% federal tax penalty. Further, please provide this information concerning California purchasers on the cover page of the prospectus or in a prospectus supplement that accompanies the prospectus. Please also explain supplementally how the Company determined that sales of the Contract in California are appropriate since the Contract is designed as a long-term investment, as noted on the cover page and in the Risk Factors discussion.

12. Please reconcile the disclosure on page 6 of the prospectus, which states that an Owner may change the allocation of Contract Value between Risk Control Accounts without limit, with the disclosure on page 12 of the prospectus, which states that an Owner may change the allocation of Contract Value between Risk Control Accounts once each Contract Year.

13. When discussing the withdrawal options under the Contract, please disclose the maximum Surrender Charge as well as the federal income tax and tax penalties that may be imposed at the time of redemption.  Please state that withdrawals will reduce the death benefit.

## Highlights – Risk Factors (pp. 8-9)

14. Please provide a separate risk factor addressing the risk of loss of principal.  Please clearly state that an investment in the Growth Account could result in a loss of the Purchase Payment and previously credited interest. Please also state that amounts withdrawn or surrendered from either Risk Control Account during the Initial Index Period could result in a loss of the Purchase Payment and previously credited interest even if index performance has been positive, due to the imposition of Surrender Charges and the MVA.

15. With respect to Index Interest Crediting Risk, please clarify that if the Company credits negative Credited Index Interest, the Contract Value allocated to the Growth Account *will* decline.

16. When describing the risks associated with eliminating or substituting an Index, please revise the last sentence of the first paragraph to clarify that a surrender of the Contract may also be subject to taxes and tax penalties.  If true, please disclose that an Index could be substituted in the middle of an index period, and describe how the Company would recalculate the index performance (*e.g.*, recalculate from the beginning of the period using the newly substituted Index).  Please also identify the circumstances under which the Index may be substituted in the middle of the index period (*e.g.*, the Index is discontinued).

17. Please state that the Index does not reflect dividends paid on the stocks comprising the Index, and, therefore, the calculation of Index Performance under the Contract does not reflect the full investment performance of the underlying securities.

**<u>Getting Started – The Accumulation Period (pp. 10-11)</u>**

18. In the first paragraph, please revise the disclosure to clarify that all material features and benefits of the Contract, including differences due to state variations, are disclosed in the prospectus. Please make corresponding changes throughout the prospectus.

**<u>Risk Control Accounts – Interest Rate Calculation Methodology (p. 14)</u>**

19. Please disclose that, because the Company relies on a single point in time to calculate indexed interest, an owner may experience negative or flat Index performance even if the Index has experienced gains through some, or most, of the index period. Please also disclose this in a prominent manner in the "Highlights" section of the prospectus.

**<u>Risk Control Accounts – Adjusted Index Value (pp. 14-15)</u>**

20. Please consider using "Closing Index Value" rather than "Unadjusted Index Value" in accordance with plain English principles.

**<u>Market Value Adjustment ("MVA") – Application and Waiver (pp. 19-20)</u>**

21. Please make clear that the MVA will not be imposed at the time Contract Value is applied to an Income Payout Option.

**<u>Market Value Adjustment ("MVA") – MVA Formula (p. 20)</u>**

22. When describing how "I" and "J" will be determined if there is no corresponding maturity of the Constant Maturity Treasury Rate, please reconcile the statement in the formula that the linear interpolation of the *Index with maturities closest to N* will be used with the statement in the narrative following the formula that the linear interpolation *between declared Constant Maturity rates* will be used.

**<u>Fees and Charges – Surrender Charge (pp. 21-22)</u>**

23. In the first paragraph, please clarify that Surrender Charge is imposed upon surrender during the *Initial Index Period* (*i.e.*, not the Accumulation Period).

24. Please make clear that the Surrender Charge will not be assessed at the time Contract Value is applied to an Income Payout Option.

**<u>Access to Your Money – Free Annual Withdrawal Amount (p. 23)</u>**

25. Please clarify in the disclosure whether the Annual Free Withdrawal Amount is subtracted from full surrenders for purposes of calculating Surrender Charges and the MVA.

26. Please move the third paragraph of this section to the partial withdrawals discussion that precedes this section.

**Access to Your Money – Waiver of Surrender Charges (pp. 23-24)**

27. In accordance with plain English principles, please revise the last paragraph to clarify what is meant by the statement that the Company does not pro-rate Credited Index Interest, the Index Interest Rate Floor, or the Index Interest Rate Cap in the event of the death of the Owner during or after the Initial Index Period. Please make clear how this disclosure relates to the waiver of the surrender charge. Please also make corresponding changes on page 24 (Right to Defer Payments) and page 25 (Death of the Owner) of the prospectus.

**Access to Your Money – Bailout Provision (p. 25)**

28. There are two Risk Control Accounts under the Contract – the Secure Account and the Growth Account. Accordingly, please clarify the first sentence of the first paragraph, which states that the Company will set a single bailout rate for *all Risk Control Accounts under the Secure Account option* and single bailout rate for *all Risk Control Accounts under the Growth Account option*.

**Death Benefit – Death of the Owner (pp. 25-26)**

29. Please disclose the consequences of one or more Beneficiaries not electing a payment method within 60 days after receipt of Due Proof of Death.

**Income Payments – The Payout Period - Terms of Income Payments (p. 27)**

30. In the second paragraph, please clarify the payout option to be applied if "otherwise required by the Internal Revenue Code." Alternatively, remove this paragraph as it is redundant with the fifth paragraph in the section titled "Election of an Income Payout Option."

**Income Payment Options – Options (p. 28)**

31. The Option 2 – Life Income Option – Guaranteed Period Certain offers a guaranteed period of 0 years (life income only). Please disclose that if this option is selected, there is the possibility of receiving no annuity payments if the Annuitant dies before the date the first income payment is scheduled to be made. If applicable, please provide corresponding disclosure with respect to Option 3 – Joint and Last Survivor Life Income Option – Guaranteed Period Certain.

**PART II**

32. Please correct the dating of the signature page to reflect the date the attorney-in-fact signed the registration statement, and not the date the powers of attorney were granted.

\*\*\*\*\*\*\*\*

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel